July 16, 2025

Peter Liu
Chief Executive Officer
SONIM TECHNOLOGIES INC
4445 Eastgate Mall, Suite 200
San Diego, CA 92121

        Re: SONIM TECHNOLOGIES INC
            Registration Statement on Form S-3
            Filed on July 9, 2025
            File No. 333-288586
Dear Peter Liu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   William N. Haddad